HARRAH’S ENTERTAINMENT, INC.

February 9, 2006

Via EDGAR and Courier

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 03-05

Washington, D.C. 20549

Re:          Harrah’s Entertainment, Inc. Form 10-K for the year ended

December 31, 2004; Commission File Number :  001-10410

Dear Mr. Humphrey:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated January 11, 2006 (the “Comment Letter”), to the above referenced Form 10-K of Harrah’s Entertainment, Inc. (the “Company”).  The Company has filed, via EDGAR, this letter (tagged correspondence).

For your convenience, we are sending you a copy of this letter, including exhibits.

The Company has the following responses to the Staff’s comments in the Comment Letter.  For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented.

Management’s Discussion and Analysis

Debt and Liquidity

Guarantees of Third Party Debt and Other Obligations and Commitments, page 21

1.                                       Supplementally reconcile the long term debt included in your table of contractual obligations with that included in your balance sheet.

Response:  We supplementally advise the Staff that the following table reconciles the balance of our long-term debt at December 31, 2004, as presented in the table on page 21 of our Management’s Discussion and Analysis with the amount presented in our consolidated balance sheet.

Amounts per table on page 21 (in millions)

Debt	$5,152.4
Capital lease obligations	0.5
Total	$5,152.9

Amounts per the balance sheet (in thousands)

Current portion of LTD	$1,788
Long-term debt	5,151,121
Total	$5,152,909

2.                                       As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table.  Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates.  If you elect to include them, you may determine the appropriate methodology to estimate the interest payments.  Regardless, of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate.  If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Response:  Commencing with our Second Quarter 2005 Form 10-Q, and continuing with our Third Quarter 2005 Form 10-Q, we expanded the scope of items disclosed in the Guarantees of Third-Party Debt and Other Obligations and Commitments table to include Estimated Interest Payments.  See excerpts from our Second Quarter and Third Quarter Form 10-Q’s attached as Exhibit A-1 and A-2 hereto.  Footnote (b) to the table presented on page 40 of our Third Quarter 2005 Form 10-Q noted the addition of this information and disclosed our methodology for the estimation of the future interest payments and read as follows:

“Estimated interest payments were not included in our disclosure in our 2004 Annual Report on Form 10-K. Estimated interest for variable rate debt is based on rates at September 30, 2005.”

We will continue to include the estimated interest payments in the table in future filings with the Commission, including our Annual Report on Form 10-K for the year ended December 31, 2005.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Total Rewards Point Liabilities Program, page 48

3.                                       You state that you accrue the expense of “Reward Credits” as they are earned.  Supplementally and in future filings, please indicate the income statement classification of the related debit.

Response:  We supplementally advise the Staff that the expense arising from the accrual of earned Reward Credits is classified as a casino expense in the operating expenses section of our Consolidated Statements of Income.  In future filings, we will expand our discussion of the Total Rewards Point Liability Program in the Summary of Significant Accounting Policies footnote to include disclosure of the income statement classification of this expense.

Note 2 – Acquisitions

Horseshoe Gaming, page 52

4.                                       We note from your disclosure related to the Horseshoe Gaming purchase price allocation on page 53 that the allocation process was not completed as of the date of this report and that you expected the process to be finished within one year of the acquisition.  Supplementally explain to us the specific items not yet finalized, the contingencies known at the time of acquisition preventing finalization, and the amounts of any adjustments made to the initial allocation.  Your disclosure should be similarly revised.  Refer to the guidance in paragraph 51(h) of SFAS 141.

Response:  We supplementally advise the Staff that our acquisition of Horseshoe Gaming was consummated on July 1, 2004.  The primary issue concerning the purchase price allocation not yet finalized at the time of filing our Annual Report on Form 10-K for the year ended December 31, 2004, related to the determination of the salvage value of the Hammond, Indiana, casino riverboat.  Prior to the completion of the acquisition, we discussed with the selling company’s management their plans to replace the existing riverboat with larger, “next-generation” riverboat facility.  We concluded that we would carry-forward with the plans, which affected the valuation methodology for this asset and required us to obtain additional information from third parties concerning the appropriate fair value to be assigned to this asset.  This information was obtained, and the purchase price allocation finalized, in second quarter 2005.

In addition, at the time of filing our Annual Report on Form 10-K for the year ended December 31, 2004, we were also awaiting additional information needed to finalize the quantification of the liability exposures we assumed in the acquisition for certain contingent obligations concerning state sales taxes and self-insurance reserves.  This information was also received and considered in the finalization of the purchase price allocation in second quarter 2005.

We will expand our disclosures in future filings about any similar issues impacting the status of the purchase price allocations for future acquisitions.

Note 4 – Goodwill and Other Intangible Assets, page 58

5.                                       We note from your disclosure on page 58 that you have reduced goodwill by $27.3 million due to adjustments to the Louisiana Downs purchase price allocation.  Supplementally explain to us and revise your disclosure to include the specific items for which the allocation period was extended, the contingencies known at the time of the acquisition for which the period was extended, and the amount and nature of any adjustments made to the initial allocation.  Refer to the guidance in paragraph 51(h) of SFAS 141.  Please also tell us the date upon which the purchase price was finalized and the date upon which you recorded the adjustment.  Reconcile this adjustment to the information disclosed in your fiscal 2003 Form 10-K.  We are particularly interested in how it was presented in the schedule of changes in goodwill, Footnote 3, page 49 of the financial statements included in your Form 10-K for fiscal 2003.  Please advise supplementally and in detail.

Response:  We supplementally advise the Staff that our acquisition of Louisiana Downs was consummated on December 20, 2002.  Given the timing of the completion of this transaction, it was not possible to engage a qualified third party valuation firm and complete the purchase price allocation prior to the filing of our Annual Report on Form 10-K for the year ended December 31, 2002.  As a result, we disclosed in our Annual Report on Form 10-K for the year ended December 31, 2002, that the purchase price allocation process was in its very early stages.  Given these circumstances, we classified the approximately $64 million excess of the purchase price over the historical book value of the assets acquired as goodwill in our December 31, 2002, financial statements.  Upon finalization of the purchase price allocation report prepared by the valuation firm, we allocated a portion of the purchase price to other identified intangibles, principally trademark and gaming license, resulting in the reduction of the balance initially assigned to goodwill as disclosed in the roll-forward table included in our Annual Report on Form 10-K for the year ended December 31, 2004.  We will expand our disclosures in future filings about any similar issues impacting the status of the purchase price allocations for future acquisitions.

In the goodwill roll-forward table presented on page 49 of our Annual Report on Form 10-K for the year ended December 31, 2003, the $27.3 million reduction in the Louisiana Downs goodwill is included as a component of the $987,000 net “additions or adjustments” balance.  During 2004, we entered into an agreement to sell our East Chicago property, resulting in the reclassification in our Annual Report on Form 10-K for the year ended December 31, 2004, of the prior year balance sheet amounts for this property to assets and liabilities held for sale.  This reclassification affected the components our disclosure of the roll-forward of goodwill, given the reclassification of the goodwill assigned to the East Chicago property to assets held for sale.  The components of the goodwill roll-forward for the year-ended December 31, 2002, as presented in our Annual Reports on Form 10-K for the years ended December 31, 2002 and 2003, are as follows:

(in thousands)	2003 Activity As Presented 2003 Form 10-K	Reclassification of East Chicago Balances to Assets Held for Sale	Rounding	2003 Activity As Presented 2004 Form 10-K
Balance at December 31, 2002	912,833	(177,218)		735,615
Additional goodwill, buy-out of East Chicago minority partner interests	29,154	(29,154)		—
Finalization of purchase price allocated for Louisiana Downs	(27,349)			(27,349)
Adjustments for taxes related to acquisitions	(818)			(818)
Additions or adjustments	987

Impairment losses	(6,314)		(1)	(6,315)

Balance at December 31, 2003	908,493	(206,372)	(1)	701,133

Note 9 – Write Downs, Reserves, and Recoveries, page 66

6.                                       We note that you have included a $10 million donation to The Harrah’s Foundation in operating expenses during the year ended December 31, 2004, and that this donation appears to be non-recurring.  Your current disclosure does not appear to address the nature of either the Foundation or the $10 million payment made in the current fiscal year.  In view of the relative significance of this item and its unusual nature, supplementally explain to us and expand your disclosure here and within MD&A to explain the nature of The Harrah’s Foundation is as well as the facts and circumstances surrounding the $10 million donation in fiscal 2004.  Please address, in MD&A, whether you consider the amount and nature of this contribution to be an unusual or infrequent event or whether it may reasonably be expected to constitute a trend.  Include in your response how the entity is governed, its purpose, why the donation was made in the current fiscal year, and why it is appropriate to include it as a part of operating expenses.  Refer to the guidance in Item 303(a)(3) of Regulation S-K.

Response:  The Harrah’s Foundation was established in 2002 for the purpose of making charitable contributions on behalf of the Company and its subsidiaries.  The reason for the formation of the Harrah’s Foundation was to centralize all of the various charitable contributions made by the Company and its subsidiaries.  The Harrah’s Foundation is governed by a Board of Trustees that is comprised of officers of the Company and its subsidiaries.

Although the Harrah’s Foundation was established in 2002, it did not have any material operations until 2004, when the Board of Trustees established a gifting guideline and the Board of Directors of the Company approved a donation of $10,000,000 to the Harrah’s Foundation.  The Board of Directors of the Company also approved an additional donation of $10,000,000 to the Harrah’s Foundation in 2005.  The Board of Directors of the Company determines when the Company will make larger donations to the Harrah’s Foundation based on the financial performance of the Company.  Recurring donations in smaller amounts may be made by the Company’s properties.

In future filings during periods in which donations are made to the Harrah’s Foundation at the direction of the Board of Directors of the Company, including the Annual Report on Form 10-K for the year ended December 31, 2005, to be filed by March 16, 2006, the Company will disclose how the Harrah’s Foundation is governed, its purpose, and why such donation was made by the Company to the Harrah’s Foundation at that time.

Recurring donations to the Harrah’s Foundation, calculated as a percentage of operating income, are made by the Company in the normal course of business and reported as operating expenses in our income statement.  Our classification of these larger donations in 2004 and 2005 at the direction of the Board of Directors of the Company as an operating expense is consistent with our classification of the recurring amounts that are being contributed.

Other

Reconciliation of Net Income (Loss) to EBITDA and Property EBITDA

7.                                       We note that you have presented a reconciliation of net income to EBITDA and “Property EBITDA” behind your supplemental Schedule II in your Form 10-K.  It is unclear from your current disclosure why these reconciliations have been included as they are not used in any way in your discussion of operating results or liquidity in MD&A in your filing.  We note from your disclosure in Note 4 regarding Goodwill and Intangible assets that you use a multiple of EBITDA in the analysis of operating unit fair value; however, you appropriately do not include numerical reconciliations or schedules in your footnote.  Accordingly, your current presentation of these numerical reconciliations does not appear to meet the conditions for use of non-GAAP measures as discussed in FR 65 and should be removed from your filed report.  We are particularly concerned because your auditors make specific reference to the financial statement schedule in their audit report.  We believe that placing a schedule of reconciliation for a non-GAAP measure directly behind that financial statement schedule without any demarcation or explanation could be confusing to the reader. Please amend your Form 10-K to exclude the reconciling schedule from the document or advise supplementally.  We may have further comment upon review of your response.

Response:  We supplementally advise the Staff that the reconciliation of net income to EBITDA and Property EBITDA was included in the Annual Report on Form 10-K for the year ended December 31, 2004 erroneously.  The reconciliation was part of our printed Annual Report to stockholders, but should not have been included in the Form 10-K.  This reconciliation will not be included in our Annual Report on Form 10-K for the year ended December 31, 2005 or any of our reports filed with the SEC, unless required.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Caesar’s Acquisition

8.                                       We note from your disclosure regarding the Caesar’s acquisition that you have not finalized the purchase price allocation for this acquisition.  Supplementally explain to us the specific items not yet finalized, the contingencies known at the time of acquisition preventing finalization, and the amounts of any adjustments made to the initial allocation.  Your disclosure should be similarly revised.  Refer to the guidance in paragraph 51(h) of SFAS 141.

Response:  We supplementally advise the Staff that our acquisition of Caesars Entertainment, Inc. was consummated on June 13, 2005.  We were unable to gain access to and review the detailed books and records of Caesars until after we received notification of the completion of the Federal Trade Commission’s review of the transaction, which we received on June 8, 2005.  Therefore, the purchase price allocation process did not commence until after the completion of the acquisition.

We will disclose the status of the purchase price allocation, including a discussion of open issues not yet finalized, in our Annual Report on Form 10-K for the year-ended December 31, 2005.

Note 11 – Hurricane Impact, page 23

9.                                       We note from your disclosure on page 23 that you have offset post-storm costs related to your Biloxi and Gulfport properties with expected insurance recoveries, and recorded a receivable for insurance proceeds you expect to receive as a result of hurricane damage.  We also note that similar accounting treatment is being used at your other hurricane affected properties.  Supplementally explain your basis in GAAP for recording a receivable for such insurance proceeds.  Refer to the guidance in paragraph 17 of SFAS 5.  If any policy or coverage differences exist between your various properties, please describe these differences and indicate their anticipated impact.  If applicable, please supplementally qualify any recorded recoveries that are either being contested or for which uncertainties exist with respect to the solvency of the insurer.  We may have further comments on your response.

Response:  We supplementally advise the Staff that our accounting for hurricane-related insurance recoveries is compliant with the guidance provided SFAS No. 5, as well as the guidance contained in FASB Interpretation No. 30, Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets, and AICPA Technical Practice Aids “Involuntary Conversion: Recognition of Gains”.  Per this guidance, an asset relating to an insurance recovery should be recognized only when realization of the claim is probable and should only be recognized to the extent of losses incurred.  As discussed in footnote 11 of our Third Quarter 2005 Form 10-Q, the losses we have experienced due the hurricane are covered under our insurance programs, and, therefore, given our assessment that the collection of the insurance proceeds is probable, we recorded receivables from the insurers for those losses.  In accordance with SFAS No. 5, we considered whether those receivables were collectible.  To date, none of the recorded receivables have been contested nor are we aware of any issues regarding the solvency of the insurers.

Paragraph 17 of SFAS No. 5 is not applicable to the hurricane-related entries that we have recorded to date, as we have not recorded any amount of contingent gains for lost profits.

The policy and coverage differences that exist between our various properties is set forth in the Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on October 6, 2005, which is attached hereto as Exhibit B.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have.  Should you have any questions regarding this response, please contact the undersigned at (702) 407-6393 or (901) 762-8633.

Respectfully submitted,

/s/ STEPHEN H. BRAMMELL

Stephen H. Brammell
Senior Vice President, General Counsel and Corporate Secretary

/s/ ANTHONY D. MCDUFFIE

Anthony D. McDuffie
Senior Vice President, Controller and Chief Accounting Officer

cc:	Amy Geddes, Division of Corporation Finance
Margery Reich, Division of Corporation Finance
Charles L. Atwood, Harrah’s Entertainment, Inc.
Wade C. McKnight, Deloitte & Touche LLP

Exhibit A-1

Guarantees of Third-Party Debt and Other Obligations and Commitments

The table below summarizes total material additions to or changes in our contractual obligations and other commitments, which were disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations presented in our 2004 Annual Report on Form 10-K.

(In millions)	Increase/(Decrease)	Amount of Increase/(Decrease) Attributable to Acquisition of Caesars	Total Obligation

Contractual Obligations
Debt	$5,047.4	$3,567.8	$10,200.3
Estimated interest payments(a)	2,794.7	1,128.2	2,794.7
Operating lease obligations	978.5	621.2	1,546.2
Purchase order obligations	57.8	50.0	76.0
Guaranteed payments to State of Louisiana	30.2	—	165.0
Construction commitments	154.1	112.9	477.7
Other contractual obligations	175.9	147.7	328.6

Other Commitments
Guarantees of loans	(9.5)	—	282.5
Minimum payments to tribes	(7.2)	—	88.9
Letters of credit	47.1	48.9	106.9

(a)             Estimated interest payments were not included in our disclosure in our 2004 Annual Report on Form 10-K. Estimated interest for variable rate debt is based on rates at 6/30/05.

Exhibit A-2

Guarantees of Third-Party Debt and Other Obligations and Commitments

The table below summarizes total material additions to or changes in our contractual obligations and other commitments, which were disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations presented in our 2004 Annual Report on Form 10-K.

(In millions)	Increase/(Decrease)	Amount of Increase/(Decrease) Attributable to Acquisition of Caesars	Total Obligation
Contractual Obligations
Debt(a)	$5,194.6	$3,567.3	$10,347.5
Estimated interest payments(b)	3,483.1	1,148.8	3,483.1
Operating lease obligations	941.8	606.7	1,509.4
Purchase order obligations	49.0	26.3	67.2
Guaranteed payments to State of Louisiana	15.1	—	149.9
Construction commitments	61.5	53.0	385.0
Other contractual obligations	167.5	141.8	320.1

Other Commitments
Guarantees of loans	(17.9)	—	274.1
Minimum payments to tribes	(10.8)	—	85.3
Letters of credit	31.1	22.8	90.9

(a)          The contractual obligation for debt as reported in our 2004 Annual Report on Form 10-K was net of unamortized discounts on debt of $14.5 million and the fair value of interest rate swap agreements liability of $5.1 million.

(b)         Estimated interest payments were not included in our disclosure in our 2004 Annual Report on Form 10-K. Estimated interest for variable rate debt is based on rates at September 30, 2005.

Exhibit B

Exhibit 99.1

Release # HET 10-0563

Harrah’s Entertainment Provides Hurricane Damage Update

LAS VEGAS—October 6, 2005—Harrah’s Entertainment, Inc. (NYSE:HET) today provided the following update on damage from Hurricanes Katrina and Rita.

On August 29, 2005, Hurricane Katrina hit the gulf coast impacting Harrah’s in Mississippi and New Orleans.  On September 24, 2005, Hurricane Rita hit the gulf coast impacting Harrah’s in Lake Charles.

Mississippi Gulf Coast

Physical Damage

Harrah’s assets on the Mississippi Gulf Coast sustained significant damage as a result of Hurricane Katrina.  Insurance covers the repair or replacement of the Company’s assets that suffered loss or damage.  The deductible under these policies is $15 million.  The Company continues to work closely with its insurance carriers and claims adjusters to ascertain the full amount of insurance proceeds due to Harrah’s as a result of the damages and losses it suffered.  Based on current estimates, the insurance proceeds are expected to equal or exceed the net book value of the impacted assets.  Insurance carriers have already begun to pay for Harrah’s losses.  To date the Company has received more than $30 million.

Business Interruption

Harrah’s insurance policies provide coverage for interruption to the Company’s business, including lost profits.   The policies also reimburse Harrah’s for other expenses and costs it has incurred relating to the damages and losses suffered.  There is no dollar value deductible applicable to Harrah’s business interruption losses or to other expenses and costs the Company has incurred.

Subject to a 24-hour waiting period after state authorities ordered the closing of the casino, the policies obligate Harrah’s insurers to reimburse the Company for interruption to its business for a reconstruction coverage period plus six months of coverage following the reconstruction period.  At this time the Company is unable to determine the amount of time needed to reconstruct the damaged assets.

Financial Impact

Because the Company expects to receive insurance payments at least equal to the book value of the damaged assets, it does not expect to record an impairment charge related to these assets.

Given the Company’s expectations that the costs incurred in the aftermath of the storm will be less than the anticipated business interruption insurance proceeds, post-storm costs are being offset by the expected recovery.  Therefore, these costs, net of the expected recovery, are not expected to have a current income statement impact.  To the extent that business interruption proceeds ultimately exceed the costs incurred, the excess is expected to be recorded as income in the line item, “Writedowns, Reserves and Recoveries.”

New Orleans

Physical Damage

Harrah’s assets in New Orleans sustained damage and Harrah’s suffered various losses as a result of Hurricane Katrina.  Insurance covers the repair or replacement of the Company’s assets that suffered loss or damage.  The Company continues to work closely with its insurance carriers and claims adjusters to ascertain the full amount of insurance proceeds due to Harrah’s as a result of the damages and loss the Company suffered.  The combined property damage and business interruption deductible under the policies insuring the New Orleans assets is $10 million.

Business Interruption

Harrah’s insurance policies provide coverage for interruption to Harrah’s business, including its lost profits.   The policies also reimburse Harrah’s for other expenses and costs it has incurred relating to the damages and loss it has suffered.  The policies obligate Harrah’s insurers to reimburse the Company for interruption to its business, including fixed state gaming taxes and rents.  The policies provide for a reconstruction coverage period and a further 120 days of coverage following the re-opening of the property.  At this time the Company is unable to determine the re-opening date.

Financial Impact

Based on current loss estimates and expenses incurred through quarter-end, the Company expects to record a $10 million charge in the third quarter in the line item, “Writedowns, Reserves and Recoveries.”

Given the Company’s expectations that the costs being incurred in the aftermath of the storm will be less than the anticipated business interruption insurance proceeds, post-storm costs are being offset by the expected recovery.  Therefore, these costs, net of the expected recovery, are not expected to have a current income statement impact.  To the extent that business interruption recoveries ultimately exceed the costs incurred, the excess is expected to be recorded as income in the line item, “Writedowns, Reserves and Recoveries.”

New Orleans Hotel (under construction)

The Company is building a 450-room luxury hotel adjacent to the casino facility that was also damaged by the Hurricane Katrina.  The Company has a separate Builders’ Risk Insurance Policy that covers costs associated with repairing any damage.

The time required to resume construction, as well as the increased demands for construction labor and materials in the market, could cause the cost of the construction to increase and the time to complete the construction to be extended.  At this time, the Company is unable to estimate the additional costs, if any, or the additional time required to complete construction.  Harrah’s will continue to work closely with its insurance carriers and claims adjusters to ascertain the full amount of insurance proceeds due to the Company related to this asset.

Lake Charles

Physical Damage

Hurricane Rita caused significant damage to Harrah’s assets in Lake Charles.  Insurance covers the repair or replacement of the Company’s assets that suffered loss or damage.  At this time, the Company is unable to estimate the extent of the loss or insurance recovery in Lake Charles or whether the net book value of the damaged assets will be recovered.  The deductible of $10 million under the policies that cover Harrah’s damages and losses in Lake Charles applies both to physical damage and to business interruption.  Based on current estimates to date, losses have exceeded the deductible under this insurance policy.  Harrah’s will continue to work closely with its insurance carriers and claims adjusters to ascertain the full amount of insurance proceeds due to Harrah’s as a result of the damages and loss it suffered.

Business Interruption

Harrah’s insurance policies provide coverage for interruption to the Company’s business, including its lost profits.   The policies also reimburse Harrah’s for other expenses and costs it has incurred relating to the damages and loss it has suffered.  The policies provide for a reconstruction coverage period and a further

120 days of coverage following the re-opening of the property.  At this time the Company is unable to determine the re-opening date

Financial Impact

Given the extent of the damage, Harrah’s expects to record in the third quarter a charge related to Lake Charles in the line item, “Writedowns, Reserves and Recoveries.”

Given the Company’s expectations that the costs being incurred in the aftermath of the storm will be less than the anticipated business interruption insurance proceeds, the post-storm costs are being offset by the expected recovery.  Therefore, these costs, net of the expected recovery, are not expected to have a current income statement impact.   To the extent business interruption insurance proceeds ultimately exceed the costs incurred, the excess is expected to be recorded as income in the line item, “Writedowns, Reserves and Recoveries.”

Additional Impacts

In each affected market, the storms’ impact on surrounding communities - including damage to the infrastructure, major roads, utilities and the residential and commercial properties – could negatively impact the local gaming industry and tourism for an extended period of time, and could delay the eventual reconstruction and reopening of the Company’s properties.  At the present time, Harrah’s does not expect that the closure of the properties discussed below will have a material effect on its liquidity, financial position, capital resources or operations.  Additional detail about each market is set forth below.

Harrah’s Entertainment, Inc. is the world’s largest provider of branded casino entertainment.  Since its beginning in Reno, Nevada 67 years ago, Harrah’s has grown through development of new properties, expansions and acquisitions.  Harrah’s Entertainment is focused on building loyalty and value with its customers through a unique combination of great service, excellent products, unsurpassed distribution, operational excellence and technology leadership.

More information about Harrah’s is available at its Web site – www.harrahs.com.

This release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance and future financial results of Harrah’s. These forward-looking statements are based on current expectations and projections about future events.

Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance of Harrah’s may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission (including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein); ability to recover insurance proceeds; financial community and rating agency perceptions of Harrah’s; the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; the ability to timely and cost-effectively integrate into Harrah’s operations the companies that it acquires, including with respect to its acquisition of Caesars; access to available and feasible financing on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Harrah’s disclaims any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.